UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Resolution on Cash Dividend

On August 7, 2026, the board of directors (the “Board of Directors”) of SK hynix Inc. (the “Company”) resolved to designate August 31, 2026 as the record date for the Company’s quarterly cash dividends for the second quarter of 2026 pursuant to Article 54-2 of the Company’s Articles of Incorporation. Shareholders entitled to dividends are determined solely based on the record date without closure of the shareholder register.

1. Dividend category		Quarterly dividend

2. Dividend amount per share (Won)	Common Stock	375
	Preferred Stock	—

3. Market dividend rate (%)	Common Stock	0.02
	Preferred Stock	—

4. Total amount of dividend payment (Won)		273,324,801,750

5. Record date		August 31, 2026

6. Dividend payment date		—

7. Date of the general meeting of shareholders		—

8. Date of the resolution by the Board of Directors		August 7, 2026

- Attendance of independent directors	Present	6
	Absent	—

9. Other matters relating to an investment decision

•

Regarding Item 3 above, the market dividend rate (%) was calculated as the percentage of the dividend amount per share relative to the arithmetic average of the closing prices on the KRX KOSPI Market of the Korea Exchange for the one-week period preceding the date of the resolution by the Board of Directors.

•

Regarding Item 4 above, the total amount of dividend payment (Won) has been calculated based on the number of shares entitled to dividends as of the date of the resolution by the Board of Directors, and the actual total dividend payment amount is subject to adjustment based on the actual number of outstanding shares as of the record date.

•

Regarding Item 6 above, the dividend payment date will be within one month from the record date, as determined by the Board of Directors in accordance with Article 165-12 of the Financial Investment Services and Capital Markets Act.

•	The Company is actively reviewing additional shareholder return measures to enhance shareholder value and expects to finalize and announce further details within the third quarter of 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: August 7, 2026